

Mail Stop 3720

November 19, 2007

Mr. Jean Perrotti
Chief Financial Officer
Superclick, Inc.
10222 ST-Michel Blvd.
Suite 300
Montreal, Quebec, H1H 5H1

Re: **Superclick, Inc.**
             Form 10-KSB for Fiscal Year Ended October 31, 2006
             Filed January 30, 2007
             File No. 333-31238

Dear Mr. Perrotti:

We have reviewed your supplemental response letter dated October 30, 2007 as well as your filing and have the following comments. As noted in our comment letter dated October 18, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the Fiscal Year Ended October 31, 2006

General

1. As previously requested, please provide, in writing, a statement from the company acknowledging that

    - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Statement of Operations, page F-4
Consolidated Statement of Comprehensive Income, page F-6
Consolidated Statement of Cash Flows, page F-7
Note N – Stock Incentive Plan, page F-28

2. We note your response to prior comments 1, 4, 5 and 8. We understand that you will
    amend the filing to comply with our comment.

Consolidated Statement of Stockholders' Equity, page F-5

3. We note your response to prior comment 2. It appears to us that the cash payments
    made by HN to its shareholders from the funds it received from you should not be
    reflected in your stockholders' equity. Revise accordingly.

4. We note your response to prior comment 3. It appears to us that the cashless exercise
    of your stock options has no impact on your stockholders' equity since the related
    shares have not been issued. Revise accordingly.

Note A – Revenue recognition policy, page F-11

5. We note your response to prior comment 6. Please delete the reference, "generally,"
    in your equipment revenue recognition policy.

Note I – Notes Payable to Former Shareholders of Hotel Net, LLC, page F-19

6. We note your response to prior comment 7. Please tell us the nature of the embedded
    conversion feature in the notes payable.

Form 10-QSB for the Quarterly Period Ended July 31, 2007

Consolidated Statements of Operations (Unaudited), page 2

7. We note your response to prior comment 9. Please revise to present the cumulative
    effect adjustment as an adjustment to the opening balance of retained earnings and
    accordingly, revise your disclosures in Note O, Cumulative Effect Adjustment, on
    page 21. Also, label the applicable financial statements as "restated."

Consolidated Statements of Comprehensive Income (Loss), page 4

8. We note your response to prior comment 10. We understand that you will amend the
    filing to comply with our comment.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director